Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF MARCH 29, 2012

DATE, TIME AND PLACE:  On March 29, 2012, at 10:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:    Pedro Moreira Salles.

QUORUM:    The majority of elected members.

RESOLUTIONS ADOPTED UNANIMOUSLY BY BOARD MEMBERS PRESENT:

In accordance with the duties attributed to it under the Bylaws, the Board of Directors ratifies the termination of the mandates of CARLOS EDUARDO DE SOUZA LARA and JACKSON RICARDO GOMES as from February 29, 2012 and March 6, 2012, respectively, who occupied the post of Officer of the Corporation, and, also, approves that the said positions shall not be filled until a decision to the contrary.

The Board of Directors also ratifies that the responsibilities attributed to CARLOS EDUARDO DE SOUZA LARA and JACKSON RICARDO GOMES, namely, Control of Liquidity Risks (CMN Resolution 2,804/00) and Risk Management (CMN Resolution 3,490/07) have been transferred to SÉRGIO RIBEIRO DA COSTA WERLANG, Executive Director of the Company, as from the termination of the aforementioned mandates.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further issues, the meeting was declared closed, these minutes being drafted and having been read and approved, were signed by all. São Paulo (SP), March 29, 2012. (signed) Pedro Moreira Salles – President; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Presidents; Alcides Lopes Tápias, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim and Pedro Luiz Bodin de Moraes – Directors.

ROBERTO EGYDIO SETUBAL
Chief Executive Officer